SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 000-29634

Fundtech Ltd.

(Translation of registrant’s name into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

In compliance with the regulations promulgated under the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), Fundtech Ltd. (“Fundtech”) hereby notifies its shareholders that it will hold a special general meeting of shareholders (the “GTCR Meeting”) at Fundtech’s offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, on October 25, 2011 at 9:00 a.m. local time.  The record date for the determination of the holders of Fundtech’s ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), entitled to this notice of the GTCR Meeting and to vote at the GTCR Meeting is September 27, 2011.

At the GTCR Meeting, Fundtech’s shareholders will be asked to vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of US FT Parent, Inc., a Delaware corporation (“Parent”), both of which were formed by GTCR Fund X/A LP or its affiliates (“GTCR”), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (the “GTCR Merger Agreement”); (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of $23.33 in cash, without any interest thereon, subject to the withholding of any applicable taxes (the “Merger Consideration”), for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which was attached as Exhibit 99.1 to the Report on Form 6-K furnished by Fundtech to the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2011.

2.           Any other business that properly comes before the GTCR Meeting or any adjournment or postponement of the GTCR Meeting, including any proposal for adjournment or postponement thereof.

The Board of Directors of Fundtech recommends that Fundtech’s shareholders approve the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Fundtech’s voting power will constitute a quorum at the GTCR Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the GTCR Meeting, the GTCR Meeting will be adjourned for a week and will be held on November 1, 2011 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  Approval of the Merger requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the GTCR Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Fundtech furthermore hereby notifies its shareholders that it is cancelling the special general meeting of shareholders (the “S1 Meeting”) that had been scheduled to take place at

Fundtech’s offices on October 24, 2011 at 9:00 a.m. local time.  At the S1 Meeting, Fundtech’s shareholders were to consider the approval of an arrangement by and among Fundtech and its shareholders under Sections 350 and 351 of the Companies Law (the “Arrangement”) in connection with the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, a Delaware corporation, Finland Holdings (2011) Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of S1 Corporation, and Fundtech (the “S1 Merger Agreement”).

The S1 Meeting is being cancelled in light of the termination of the S1 Merger Agreement, and Fundtech’s entry into the GTCR Merger Agreement, each of which occurred on September 16, 2011.  Fundtech is also withdrawing its application to the Tel-Aviv- Jaffa district court for approval of the Arrangement.

In accordance with the regulations under the Companies Law, Fundtech will be publishing a Hebrew language version of the notice of the GTCR Meeting in Israeli newspapers on September 20, 2011.  In the coming weeks, Fundtech will provide to its shareholders a proxy statement describing the Merger, the GTCR Merger Agreement, the procedure for voting in person or by proxy at the GTCR Meeting and various other details related to the GTCR Meeting.

Forward Looking Statements

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the Merger transaction and the timing thereof, the satisfaction or waiver of any conditions to the Merger transaction, any events related to the Merger transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the Merger transaction discussed in this Report on Form 6-K, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that Fundtech submits from time to time to the SEC, including the section titled “Risk Factors” of Fundtech’s most recent Annual Report on Form 20-F, as well as the information statement to be submitted by Fundtech, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K. All subsequent written and oral forward-looking statements by or concerning Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Fundtech intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement.  INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FUNDTECH AND THE TRANSACTION.  The proxy statement and certain other relevant materials (when they become available) and any other documents submits by Fundtech to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, investors may obtain free copies of the documents submitted to the SEC by contacting Fundtech’s Investor Relations at (201) 946-1100 or by accessing Fundtech’s investor relations website at www.fundtech.com.  Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2011

FUNDTECH LTD.

By: /s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President,
      General Counsel and Secretary